09042011

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
AUG 05 2009
Washington, DC 110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 37065

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07-01-08 (MM/DD/YY) AND ENDING 6-30-09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TransAm Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1111 Douglas Avenue
(No. and Street)

Altamonte Springs	FL	32714-2033
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Barry Smith (407) 869-5608
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name – *if individual, state last, first, middle name*)

800 N. Magnolia Avenue, Suite 1700, Orlando, FL 32803
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Barry Smith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TransAm Securities, Inc., as of June 30, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CONNIE J. PEACOCK
Commission DD 700443
Expires August 28, 2011
Bonded Thru Troy Fain Insurance 800-385-7019

NOTARY PUBLIC STATE OF FLORIDA

Signature

Barry M. Smith, President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

McGladrey & Pullen

Certified Public Accountants

Independent Auditor's Report

To the Board of Directors
TransAm Securities, Inc.
Altamonte Springs, Florida

We have audited the accompanying statements of financial condition of TransAm Securities, Inc. as of June 30, 2009 and 2008, and the related statements of income, stockholders' equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TransAm Securities, Inc. as of June 30, 2009 and 2008, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purposes of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McGladrey & Pullen, LLP

Orlando, Florida
July 29, 2009

TransAm Securities, Inc.

Statements of Financial Condition
June 30, 2009 and 2008

	2009	2008
Assets		
Cash	$ 20,763	$ 56,334
Certificate of deposit	39,040	37,563
Commissions receivable	41,262	210,166
Income taxes receivable	3,145	1,405
Other assets	4,133	3,429
Total assets	$ 108,343	$ 308,897
Liabilities and Stockholders' Equity		
Liabilities		
Commissions payable	$ 75,531	$ 230,249
Accrued wages	4,485	4,485
Total liabilities	80,016	234,734
Stockholder's Equity		
Common stock, $.01 par value, 1,000 shares authorized, issued and outstanding	10	10
Additional paid-in capital	10,000	10,000
Retained earnings	18,317	64,153
Total stockholders' equity	28,327	74,163
Total liabilities and stockholders' equity	$ 108,343	$ 308,897

See Notes to Financial Statements.

TransAm Securities, Inc.

Statements of Operations
Years Ended June 30, 2009 and 2008

	2009	2008
Revenues:		
Commissions income	$ 1,724,703	$ 3,166,669
Other income	1,819	41,311
Total revenues	1,726,522	3,207,980
Expenses:		
Commissions expense	1,362,403	2,484,294
Marketing, management and administrative expenses	395,524	702,062
Licenses and regulatory expenses	16,171	24,675
Total expenses	1,774,098	3,211,031
Loss before income taxes	(47,576)	(3,051)
Income tax (benefit) expense	(1,740)	221
Net loss	$ (45,836)	$ (3,272)

See Notes to Financial Statements.

TransAm Securities, Inc.

Statements of Stockholders' Equity
Years Ended June 30, 2009 and 2008

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Balance at June 30, 2007	$ 10	$ 10,000	$ 67,425	$ 77,435
Net loss	-	-	(3,272)	(3,272)
Balance at June 30, 2008	10	10,000	64,153	74,163
Net loss			(45,836)	(45,836)
Balance at June 30, 2009	**$ 10**	**$ 10,000**	**$ 18,317**	**$ 28,327**

See Notes to Financial Statements.

TransAm Securities, Inc.

Statements of Cash Flows
Years Ended June 30, 2009 and 2008

	2009	2008
Cash Flows From Operating Activities		
Net loss	$ (45,836)	$ (3,272)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:		
Change in operating assets and liabilities:		
Decrease (increase) in commissions receivable	168,904	(8,244)
Increase in refundable income tax	(1,740)	(1,405)
Decrease in other assets	(704)	(711)
(Decrease) increase in commissions payable	(154,718)	9,952
Increase in accrued wages	-	4,485
Decrease in income taxes payable	-	(561)
Net cash (used in) provided by operating activities	(34,094)	244
Cash Flows From Investing Activities		
Increase in certificate of deposit	(1,477)	(1,410)
Net cash used in investing activities	(1,477)	(1,410)
Cash:		
Beginning	56,334	57,500
Ending	$ 20,763	$ 56,334
Supplemental Disclosure of Cash Flow Information		
Income taxes paid	$ -	$ 2,205

See Notes to Financial Statements.

Note 1. Nature of Organization and Significant Accounting Policies

Organization: TransAm Securities, Inc. (the "Company") is a securities broker-dealer registered with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority. The primary activity has been sales of mutual funds, variable annuities, and limited partnership interests sponsored by unrelated third parties ("Product Sponsors"). The Company was incorporated under the laws of the state of Florida on November 21, 1986 as a securities broker-dealer.

A summary of the Company's significant accounting policies follows:

Revenue recognition: Commission income and related receivables and payables are recorded on the date the sale of the related financial product is made.

Commissions receivable: Commissions receivable are recorded at net realizable value. An allowance for doubtful accounts is provided based on prior collection experiences and management's analysis of specific accounts. The allowance is reviewed periodically and adjusted for commissions deemed uncollectible by management. In the opinion of management, no such allowance is deemed necessary.

Income taxes: The Company uses the asset and liability method of accounting for deferred taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date.

Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Recently issued accounting pronouncements: In July 2006, the FASB issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with Statement No. 109, *Accounting for Income Taxes*. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition of tax benefits, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure, and transition.

In December 2008, the FASB provided for a deferral of the effective date of FIN 48 for certain nonpublic enterprises to annual financial statements for fiscal years beginning after December 15, 2008. The Company has elected this deferral and accordingly will be required to adopt FIN 48 in its 2009 annual financial statements. Prior to adoption of FIN 48, the Company will continue to evaluate its uncertain tax positions and related income tax contingencies under Statement No. 5, Accounting for Contingencies. SFAS No. 5 requires the Company to accrue for losses it believes are probable and can be reasonably estimated. The Company is still evaluating the impact that FIN 48 may have on its financial statements.

Note 1. Nature of Organization and Significant Accounting Policies (Continued)

Reclassifications: Certain amounts in the 2008 financial statements have been reclassified for comparative purposes to conform with the presentation in the 2009 financial statements. The results of these reclassifications had no effect on previously reported net income or stockholders' equity.

Note 2. Related Party Transactions

The Company does not own office equipment or employ office administrative support personnel. Certified Financial Group, Inc. ("CFG") provides office space, equipment, and office administrative support personnel. On August 11, 2005, the Company entered into a marketing agreement with CFG to provide these services. The agreement shall continue in effect until terminated by either party. CFG is related through common management. Marketing, management, and administrative expenses charged by CFG to the Company for the years ended June 30, 2009 and 2008 totaled approximately $352,000 and $683,000, respectively.

Note 3. Broker-Dealer Regulation

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2009, the Company had net capital, as defined, of $14,058 which is $8,721 in excess of its required net capital of $5,337. At June 30, 2008, the Company had net capital, as defined, of $44,080 which is $28,423 in excess of its required net capital of $15,657. At June 30, 2009 and 2008, the ratio of aggregate indebtedness to net capital was 5.69 to 1 and 5.33 to 1, respectively.

The Company is exempt from making computations of amounts on deposit in the Special Reserve Bank Account for the Exclusive Benefit of Customers under the provision of paragraph (k) of rule 15c3-3 under the Securities Exchange Act of 1934 and complying with certain other provisions of this rule.

The Company has no liabilities, which are subordinated to the claims of general creditors.

Note 4. Income Taxes

The components of the income tax (benefit) provision are as follows:

	Current	Deferred
2009:		
Federal	$ (1,740)	$ -
State	-	-
	$ (1,740)	$ -
2008:		
Federal	$ 221	$ -
State	-	-
	$ 221	$ -

Note 4. Income Taxes (Continued)

The reconciliation of income tax computed at the U.S. federal statutory rate to income tax (benefit) expense is as follows:

	2009	2008	2009	2008
Tax at U.S. statutory rate	$ (7,136)	$ (458)	-15.00%	-15.00%
State rates, net of federal benefit	(2,224)	(143)	-4.68%	-4.68%
Non-deductible items	-	3	0.00%	0.09%
Change in valuation allowance	8,774	-	18.44%	0.00%
Other	(1,154)	819	-2.42%	26.73%
	$ (1,740)	$ 221	3.66%	7.15%

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's net deferred income taxes are as follows:

	2009	2008
Deferred tax assets:		
Accrued salary	$ 882	$ -
Accrued expenses	5,583	-
NOL carryforward	2,309	-
Deferred tax assets	8,774	-
Less valuation allowance	(8,774)	-
Total deferred tax assets	-	-
Deferred tax liabilities:		
Total deferred tax liabilities	-	-
Total net deferred taxes	$ -	$ -

Statement of Financial Accounting Standards No. 109 requires a valuation allowance to reduce the deferred tax assets reported if, based on the weight of the evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. At June 30, 2009 management has determined, based on the history of prior taxable earnings and its expectations for the future, taxable income will more likely than not be insufficient to fully realize deferred tax assets and, accordingly, a valuation allowance is considered necessary. At June 30, 2009, the Company has net operating loss carry forward of $7,604 which will expire in the year 2029.

Note 5. Business Concentrations

Commission income from one major Product Sponsor of the Company, accounted for $199,679 or 11% of total revenues for the year ended June 30, 2009. At June 30, 2009, commissions receivable included $795 from this Product Sponsor.

Commission income from one major Product Sponsor of the Company, accounted for $352,486 or 11% of total revenues for the year ended June 30, 2008. At June 30, 2008, commissions receivable included $3,428 from this Product Sponsor.

TransAm Securities, Inc.

Supplementary Information – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
June 30, 2009

Net Capital		
Total stockholders' equity	$	28,327
Less non-allowable assets:		
Commissions receivable over 30 days old (net of $4,154 of related commissions payable)		1,364
Commissions receivable on sales of limited partnership units (net of $17,948 of related commissions payable)		5,432
Income taxes receivable		3,145
Other assets		4,133
Haircut on certificate of deposit		195
Total net capital	$	14,058
Aggregate Indebtedness		
Commissions payable	$	75,531
Accrued wages		4,485
Total aggregate indebtedness	$	80,016
Computation of Basic Net Capital Requirements		
Minimum net capital required (6 2/3% of aggregate indebtedness)	$	5,337
Excess net capital	$	8,721
Ratio: Aggregate indebtedness to net capital		5.69 to 1

There were no material differences between the above computation and the amounts reported in the Company's corresponding unaudited Form X-17A-5 Part IIA filing. Accordingly, no reconciliation is deemed necessary.

McGladrey & Pullen

Certified Public Accountants

Independent Auditor's Report on Internal Control

To the Board of Directors
TransAm Securities, Inc.
Altamonte Springs, Florida

In planning and performing our audit of the financial statements of TransAm Securities, Inc. (the "Company") as of and for the year ended June 30, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

(2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey & Pullen, LLP

Orlando, Florida
July 29, 2009

McGladrey & Pullen
Certified Public Accountants

TransAm Securities, Inc.

Financial Report
June 30, 2009

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